Exhibit 23.4

CONSENT OF HAMILTON, RABINOVITZ & ASSOCIATES, INC.
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (the “Registration Statement”) pertaining to the Ashland Global Holdings Inc. common stock, par value $0.01 per share, issuable pursuant to the Valvoline Inc. 2016 Deferred Compensation Plan for Employees and the Valvoline 401(k) Plan of our being named in the Ashland Global Holdings Inc. Annual Report on Form 10-K for the year ended September 30, 2016, in the form and context in which we are named. We do not authorize or cause the filing of such Registration Statement and do not make or purport to make any statement other than as reflected in the Registration Statement.

By:	/s/ Francine F. Rabinovitz
Hamilton, Rabinovitz & Associates, Inc.
By: Francine F. Rabinovitz
Date: December 16, 2016